Exhibit 99.1

Ideal Potency of Edible Products 5MGs of THC or Less, Organigram Consumer Research Survey Concludes

  Survey canvased over 2,000 Canadians on perceptions and attitudes around edible products
  Results reveal top concerns that may impact purchase decisions, including controlling dosage, tested products and reliable onset/offset time
  Data to inform Company’s product design and educational programming

MONCTON, New Brunswick--(BUSINESS WIRE)--March 10, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, has released summary findings gathered in a research project designed to learn more about Canadians’ perceptions and attitudes around cannabis edible products.

The survey, conducted through the fall of 2019, queried Canadians in every province on their anticipated consumption habits following the release of ‘Cannabis 2.0’ products, and their primary wants and needs in edible products. Results revealed that Canadians’ ideal dosage for edible products is 5 mg of THC or less per serving.

“Legalization has changed the way people think about cannabis consumption. Entering this new era of cannabis legalization and designing new product types, we couldn’t assume to know Canadians’ attitudes on edibles, so we asked them,” said Greg Engel, CEO, Organigram. “We learned a few important insights around dosage, and how and where Canadians may consume edibles, and moreover, what product attributes were important to them. We knew generally that many were looking forward to the availability of edible products, but we wanted to be well-informed in our approach so we could deliver thoughtfully designed infused edible products.”

A population-representative sample of 2,001 Canadians was used in the survey, proportionately capturing men and women, in all provinces and adult age groups, both current and non-users of cannabis.

Insights from the survey include:

- About half of current non-consumers of cannabis would feel confident to purchase and try edible products, if provided information around ingredients, potency and effect.
- Ideal potency of edible products tends to be low, at 5 mg of THC per serving, or less.
- Most types of edibles are expected to be consumed in private settings, either at home or private parties.
- Chocolates, baked goods and sweets are among the most sought-after edible formats.
- Over half of current cannabis consumers anticipate choosing edibles over alcohol some of the time, now that edibles are available in the legal market.
- The most important considerations in choosing to consume edible products include:

  Controlling the dose
  Regulated, tested products
  Reliable onset/offset time
  Effectiveness
  Taste

“These insights will not only help our product teams make informed decisions around product design but will help us understand what Canadians need to know most. With this information, we can build thoughtful consumer resource materials around a number of crucial topics, including the importance of consistent dosage and transparency of composition of cannabis products to help consumers make empowered, informed purchase decisions.”

The Company shipped the first units of its Edison Cannabis Co.-branded Bytes chocolate truffles to jurisdictional partners across Canada in February. The Company’s first prepared edible product for adult-use consumers, Bytes mark the first edible release in the Company’s rollout plans for premium infused chocolate products across Edison Cannabis Co. and Trailblazer brands.

A high-resolution data-summary infographic is available to media upon request.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
ray.gracewood@organigram.ca
(506) 645-1653